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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ANSWERS CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
03662X 10 0
(CUSIP Number)
Redpoint Ventures
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, California 94025
Telephone: (650) 926-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 9, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03662X 10 0

1	NAMES OF REPORTING PERSONS Redpoint Omega, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,909,092 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,909,092 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,092 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.215%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Redpoint Omega, L.P. (“RO LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.
(2) Includes (i) 1,296,667 shares of Common Stock initially issuable upon conversion of 58,350 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held by RO LP; (ii) 648,334 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class A Warrants”) held by RO LP, (iii) 1,237,727 shares of Common Stock issuable upon conversion of 68,075 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) that are issuable upon exercise of warrants (the “Unit Warrants”) to purchase 68,075 Units held by RO LP, (iv) 618,864 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class B Warrants”) issuable upon exercise of the Unit Warrants held by RO LP, (v) 36,667 shares of Common Stock initially issuable upon conversion of 1,650 shares of Series A Preferred Stock held by ROA LLC, (vi) 18,333 shares of Common Stock issuable pursuant to Class A Warrants held by ROA LLC, (vii) 35,000 shares of Common Stock issuable upon conversion of 1,925 shares of Series B Preferred Stock issuable upon exercise of Unit Warrants to purchase 1,925 Units held by ROA LLC, and (viii) 17,500 shares of Common Stock issuable pursuant to the Class B Warrants issuable upon exercise of the Unit Warrants held by ROA LLC.
(3) This percentage is calculated based upon 7,859,890 shares of the Issuer’s common stock outstanding as of September 9, 2008, as set forth in the Issuer’s final prospectus filed under Rule 424(b)(3) filed with the Securities and Exchange Commission on September 23, 2008. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of October 27, 2008.

CUSIP No.	03662X 10 0

1	NAMES OF REPORTING PERSONS Redpoint Omega Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,909,092 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,909,092 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,092 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.215%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.
(2) Includes (i) 1,296,667 shares of Common Stock initially issuable upon conversion of 58,350 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held by RO LP; (ii) 648,334 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class A Warrants”) held by RO LP, (iii) 1,237,727 shares of Common Stock issuable upon conversion of 68,075 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) that are issuable upon exercise of warrants (the “Unit Warrants”) to purchase 68,075 Units held by RO LP, (iv) 618,864 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class B Warrants”) issuable upon exercise of the Unit Warrants held by RO LP, (v) 36,667 shares of Common Stock initially issuable upon conversion of 1,650 shares of Series A Preferred Stock held by ROA LLC, (vi) 18,333 shares of Common Stock issuable pursuant to Class A Warrants held by ROA LLC, (vii) 35,000 shares of Common Stock issuable upon conversion of 1,925 shares of Series B Preferred Stock issuable upon exercise of Unit Warrants to purchase 1,925 Units held by ROA LLC, and (viii) 17,500 shares of Common Stock issuable pursuant to the Class B Warrants issuable upon exercise of the Unit Warrants held by ROA LLC.
(3) This percentage is calculated based upon 7,859,890 shares of the Issuer’s common stock outstanding as of September 9, 2008, as set forth in the Issuer’s final prospectus filed under Rule 424(b)(3) filed with the Securities and Exchange Commission on September 23, 2008. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of October 27, 2008.

CUSIP No.	03662X 10 0

1	NAMES OF REPORTING PERSONS Redpoint Omega, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,909,092 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,909,092 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,092 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.215%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.
(2) Includes (i) 1,296,667 shares of Common Stock initially issuable upon conversion of 58,350 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held by RO LP; (ii) 648,334 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class A Warrants”) held by RO LP, (iii) 1,237,727 shares of Common Stock issuable upon conversion of 68,075 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) that are issuable upon exercise of warrants (the “Unit Warrants”) to purchase 68,075 Units held by RO LP, (iv) 618,864 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class B Warrants”) issuable upon exercise of the Unit Warrants held by RO LP, (v) 36,667 shares of Common Stock initially issuable upon conversion of 1,650 shares of Series A Preferred Stock held by ROA LLC, (vi) 18,333 shares of Common Stock issuable pursuant to Class A Warrants held by ROA LLC, (vii) 35,000 shares of Common Stock issuable upon conversion of 1,925 shares of Series B Preferred Stock issuable upon exercise of Unit Warrants to purchase 1,925 Units held by ROA LLC, and (viii) 17,500 shares of Common Stock issuable pursuant to the Class B Warrants issuable upon exercise of the Unit Warrants held by ROA LLC.
(3) This percentage is calculated based upon 7,859,890 shares of the Issuer’s common stock outstanding as of September 9, 2008, as set forth in the Issuer’s final prospectus filed under Rule 424(b)(3) filed with the Securities and Exchange Commission on September 23, 2008. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of October 27, 2008.

CUSIP No. 03662X 10 0
Introductory Note: This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2008 (the “Original Schedule 13D”), and is being filed by Redpoint Omega, L.P. (“RO LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”), to report that Stockholder Approval was received September 9, 2008. By virtue of such Stockholder Approval, the beneficial ownership caps reflected in the Original Schedule 13D have been eliminated and the Reporting Persons may be deemed to beneficially own all of the shares issuable upon the exercise of the Unit Warrants, the conversion of the Series B Preferred and the exercise of the Class B Warrants. Except as reflected in this Amendment No. 1, all items of the Original Schedule 13D remain unchanged. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.
Item 4. Purpose of Transaction
Item 4 is amended hereby to add the following paragraph:
Stockholder Approval Received
Stockholder Approval was received September 9, 2008. As a result, the limitations on the Reporting Persons’ ability to exercise the Securities, which capped the Reporting Persons’ beneficial ownership percentage at 19.999%, have been eliminated. As a result, the Reporting Persons may be deemed to beneficially own all of the shares issuable upon the exercise of the Unit Warrants, the conversion of the Series B Preferred and the exercise of the Class B Warrants.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated as follows:
The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment No. 1 to the Original Schedule 13D is provided as of October 27, 2008:

					Common
					Stock
					Issuable
				Warrants	Upon
				Issuable	Conversion
	Series A	Class A	Unit	Upon	and Exercise
	Convertible	Warrants	Warrants	Exercise of	of Securities	Shared	Shared	Beneficial
	Preferred Stock	Held	Held	Unit	Held Directly	Voting	Dispositive	Ownership	Percentage of
Reporting Persons	Held Directly	Directly	Directly	Warrants	(1)	Power (1)	Power (1)	(1)	Class (1)

RO LP	1,296,667	648,334	1,237,727	618,864	3,801,592	3,909,092	3,909,092	3,909,092	33.215%

ROA LLC	36,667	18,333	35,000	18,333	107,500	3,909,092	3,909,092	3,909,092	33.215%

RO LLC (2)	0	0	0	0	0	3,909,092	3,909,092	3,909,092	33.215%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Person.

(2)
RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole power to direct the voting and disposition of the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.

Other than under the transactions described above, no transactions in the Common Stock of the Issuer have been effected by the Purchasers, or to the knowledge of the Purchasers, by any of the individuals listed on Exhibit 1, during the past 60 days.
To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

CUSIP No. 03662X 10 0
Item 7. Material to Be Filed as Exhibits
A.	Joint Filing Statement

B.	Securities Purchase Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

C.	Common Stock Purchase Warrant (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

D.	Warrant Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

E.	Certificate Of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

F.	Registration Rights Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

CUSIP No. 03662X 10 0
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 28, 2008

REDPOINT OMEGA, L.P.

By:	Redpoint Omega, LLC
Its:	General Partner

By:	/s/ Allen Beasley

Name:	W. Allen Beasley

Managing Director

REDPOINT OMEGA ASSOCIATES, LLC

By:	/s/ Allen Beasley

Name:	W. Allen Beasley

Manager

REDPOINT OMEGA, LLC

By:	/s/ Allen Beasley

Name:	W. Allen Beasley

Managing Director
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 03662X 10 0
EXHIBIT INDEX
A.	Joint Filing Statement

B.	Securities Purchase Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

C.	Common Stock Purchase Warrant (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

D.	Warrant Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

E.	Certificate Of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

F.	Registration Rights Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)